[Letterhead of Redwood Mortgage]

Confidential treatment has been requested pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and Rule 83 of the Rules on Information Request, 17 C.F.R. § 200.83, for confidential information included in the unredacted version of Schedule 1 to this letter that was delivered to the Division of Corporation Finance.  Asterisks denote such omissions in the Schedule 1 included with this letter filed via EDGAR.

January 13, 2012

Filed via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC  20549

Attention:  Kevin Woody

Re:	Redwood Mortgage Investors VIII
Form 10-K
Filed April 14, 2011
File No. 000-27816

Dear Mr. Woody:

Redwood Mortgage Investors VIII (the “Partnership” or “Redwood”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) received by letter dated December 16, 2011.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Redwood’s response.

Form 10-K for the year ended December 31, 2010

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 33

1.
We note your disclosure that the payment terms of your amended and restated loan agreement with your lending banks necessitate that foreclosed assets be sold when prices and conditions permit. Please provide us with a more detailed description of the terms of your amended and restated loan agreement as it relates to foreclosed assets. In addition explain to us how you have factored these terms into any impairment analysis performed during the year ended December 31, 2010 and any subsequent quarterly period.

Response: In response to the Staff’s request for a detailed description of the terms and conditions of the amended and restated loan agreement as it relates to foreclosed assets, we provide the following:

1.
The agreement requires a “Minimum Monthly Amortization Payment” [Section 2.4.1] sufficient to fully pay the bank loan in approximately equal installments by June 30, 2012. (The term-out provision at maturity for the original line of credit would have extended the final pay-off date to 2013.) The restated loan agreement gives broad discretion to Redwood as to how the funds are generated to make the Minimum Monthly Amortization Payment (e.g. loan repayments, debt-financing of REO, sale of REO).

2.
The agreement requires “a mandatory principal repayment equal to 70% of the net sales proceeds received from the sale or refinance of any REO or other real property” [Section 2.4.2(a)]; this requirement is discussed in the 4th paragraph of the section “Liquidity and Capital Resources” in our Form 10-K for the year ended December 31, 2010 (the “2010 10-K”). It is to be noted that the agreement provides that such payments (and payments from loan payoffs) are designated as “Excess Amortization Payments”, and to the extent that these payments exceed the monthly amortization payment in the agreement, the excess offsets the  monthly amounts owing in accordance with the Monthly Amortization schedule [Section 2.4.1].

3.
The agreement restricts expenditures in the ordinary course of business to amounts less than $1 million without prior consent (subject to exclusions of funds specified in the agreement).  [Section 8.11.3]  This is discussed in the 4th paragraph of the section “Liquidity and Capital Resources.”

Securities and Exchange Commission
January 13, 2012

4.	The agreement has other REO covenants [Section 7.14] that are standard and ordinary such as:

a.	maintain property and casualty insurance

b.	limits further encumbrances

c.	requires compliance with laws and lease terms

d.	requires notification of the lenders in case of any litigation and certain other events within 15 days of occurrence.

The amended and restated loan agreement was filed as Exhibit 10.7 to our 2010 10-K.

In the “Liquidity and Capital Resources” section of the 2010 10-K, we stated that “[i]n addition, the payment terms of the amended and restated loan agreement with the partnership’s lending banks (discussed in the paragraphs following) necessitate the foreclosed assets be sold when prices and conditions permit.” This statement was intended to emphasize the desirability of selling REO, in combination with other actions, such as loan collections and adding financing to REO, to generate cash sufficient to assure that the Minimum Monthly Amortization Payment is made timely, while maintaining operating capital to meet on-going business requirements during the period until the loan is repaid. Many of the real estate assets would be expected to appreciate in value if the Partnership was free to hold these assets while markets recover and if it had not been forced to accept an accelerated amortization schedule from the banks. The required minimum principal payments are disclosed in note 8 to the financial statements of the 2010 10-K under the section “Bank loan, secured.”

In response to the Staff’s request of an explanation as to how the principal amortization schedule factors into the impairment analysis at year-end and quarter-end, we provide the following:

1.
Detailed (that is at the property and loan level) cash flow forecasts are prepared for the partnership as to operations and transactions, involving sources of cash such as loan repayments, net rents, and asset sales and uses of cash including repayments of bank loans, repairs and maintenance, insurance, improvements, advertising, and distributions to limited partners. Please note that these cash flow forecasts are reviewed periodically with the lending banks, with comparisons of previous forecast to actual results.

Securities and Exchange Commission
January 13, 2012

2.
As part of this forecasting process, certain REO are designated for sale. These assets are carried at net realizable value as disclosed in the section “Real estate held for sale” of note 2 to the financial statements in our 2010 10-K. The components of net realizable value (e.g. estimated sales price, estimated selling costs) are determined by 3rd party appraisals and/or brokers’ opinions. The process of determining fair value is disclosed in the section “Management estimates” of note 2.

Further, we wish to inform the Staff that through the combination of loan repayments, external re-financing of REO and asset sales, the amount outstanding under the amended and restated loan agreement is being reduced and will approximate $17 million by year-end 2011, from $50 million at year-end 2010.

Form 10-Q for the quarterly period ended September 20, 2011

Item 1 – Financial Statements

Note 4 – Loans, page 16

2.	We note that you have foreclosed on a number of loans during the current period. For each loan foreclosed during 2011 please provide us with the following information:

•	the gross amount of the loan foreclosed

•	the specific allowance recorded on the loan at the time of foreclosure

•	the fair value of the property at the time of foreclosure

•	the total impairment charge recorded at the time of foreclosure

•	the balance sheet classification of each property at the time of foreclosure (held for sale or held for investment)

Additionally, tell us the steps taken by the company to ensure the property was properly valued at the time of foreclosure. To the extent the company has decided to hold onto a property until market conditions improve, explain to us how you determined you have the ability to hold onto the property until recovery given the terms or your amended and restated loan agreement.

Securities and Exchange Commission
January 13, 2012

Response:  In response to the Staff’s comment, the attached Schedule 1 provides the requested financial information. Certain of the information in Schedule 1 requested by the Staff includes confidential, commercially sensitive information and has been redacted from the Schedule 1 filed via EDGAR. We have separately submitted a copy of Schedule 1 without redactions to the Staff, and we are requesting confidential treatment of such submission pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and Rule 83 of the Rules on Information Request, 17 C.F.R. § 200.83.

In response to the Staff’s further comments, please note that the fair value is determined by management based on its familiarity with markets and properties, and is informed by 3rd party appraisals, brokers’ opinions, and – in the case of active markets for a property type – on comparable-sales data on-line. As to the ability to hold, the agreement, as noted above, provides broad discretion as to how cash is generated sufficient to assure that the minimum monthly amortization payment is made timely.  That there is sufficient cash available is determined by the cash flow forecasts mentioned above in response to comment number one.

3.
We note that approximately $101,000 of your total recorded investment in loans of $110,000 is considered impaired as of September 30, 2011. Additionally, we note that approximately $92,000 is in non-accrual status. Explain to us how you determined that your allowance of $32,000 was adequate as of September 30, 2011.

Response:  In response to the Staff’s comment, the loans designated “impaired” (and the subset of impaired loans – loans in non-accrual status) are deemed collateral dependent.  The collateral is valued by management primarily based on 3rd party appraisals, broker’s opinion, and on-line services. (Consideration is given to any other opportunities for collection of funds such as from 3rd party guarantees, as well as to other outlays to be expected such as delinquent property taxes.) The so determined fair value of the collateral is compared to the carrying amount for book purposes of the loan (e.g. “the loan balance”) and a specific allowance for loss is recorded, if necessary.  The amount of the general reserve, if any, to be included in the allowance for loan losses is estimated by reviewing the performing loans to determine if an event of loss has occurred and to determine if the amount of such loss is determinable. The general reserve tends not to be a significant amount relative to the specific reserves.

*  *  *  *  *

Securities and Exchange Commission
January 13, 2012

Redwood hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, you may contact our outside counsel, Stephen Schrader of Baker & McKenzie LLP, by telephone at (415) 576-3028 and via facsimile at (415) 576-3099. Thank you for your assistance.

Sincerely,

/s/ Michael R. Burwell

Michael R. Burwell
President and Chief Financial Officer
of General Partners of Redwood
Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, CA  94063
Fax:  (650) 364-3978

Securities and Exchange Commission
January 13, 2012

Numbers and dates denoted by asterisks below have been redacted pursuant to a request for confidential treatment by Redwood Mortgage Investors VIII under Rule 12b-4 and Rule 83.

REDWOOD  MORTGAGE  INVESTORS VIII
REAL ESTATE ACQUISITIONS 2011
AS OF SEPTEMBER 30,  2011

											Held for
					Specific			Senior			Sale
Loan Number		Acquisition	Legal	Loan	Reserves		REO	Debt	Appraisal / BPO (e)		or	Cost
Property Address (City)	R/N (a)	Date	Basis (b)	Balance (c)	at Acquisition	Book Value, net	Fair Value	& Claims	Amount	Date	Invest	to Sell

07-1273
Santa Clara, CA	R	2/8	3,659,966	3,384,405	[*]	[*]	[*]	6,867,000	[*]	[*]	Invest

05-1050
Yuba City, CA	R	2/17	1,020,923	915,118	[*]	[*]	[*]	45,000	[*]	[*]	Invest

00-1506
Pine Grove, CA	R	2/23	3,579,969	3,359,016	[*]	[*]	[*]	201,000	[*]	[*]	Invest

08-1379
San Francisco, CA	R	4/27	464,402	464,261	[*]	[*]	[*]	919,000	[*]	[*]	Invest

06-1168 & 00-1865
Hayward, CA	R	5/2	8,442,776	8,115,182	[*]	[*]	[*]	343,000	[*]	[*]	Invest

05-1097 & 051101
Lodi, CA	R	7/22	5,291,351	5,291,351	[*]	[*]	[*]	125,000	[*]	[*]	Invest

07-1282
San Francisco, CA	R	8/9	23,764,475	20,049,270	[*]	[*]	[*]	2,151,000	[*]	[*]	Sale	[*]

06-1157
Elk Grove, CA	R	8/18	61,929,704	53,119,477	[*]	[*]	[*]	16,210,000	[*]		Invest

08-1591
Hayward, CA	R	8/30	635,876	536,740	[*]	[*]	[*]	59,000	[*]	[*]	Invest

08-1355
Hayward, CA	R	8/31	7,816,232	4,793,790	[*]	[*]	[*]	262,000	[*]	[*]	Invest

08-1356
El Sobrante, CA	R	9/1	11,230,643	10,401,038	[*]	[*]	[*]	304,000	[*]	[*]	Invest

Total			127,836,317	110,429,648	[*]	[*]	[*]	27,486,000	[*]

(a) Rental / Non-Rental. Homestead property was sold on 6/29/2011
(b) Legal Basis is amount owed on the note
(c) Loan Balance is the recorded value for book purposes
(d) Two offers received (14M and 18M)
(e) Broker Price Opinion